                                     1995
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]

                    FOR THE FISCAL YEAR ENDED JULY 31, 1995


                         COMMISSION FILE NUMBER 1-6101





                              PRETAX SAVINGS PLAN
                         FOR THE SALARIED EMPLOYEES OF
                                  ROHR, INC.

                         -----------------------------
                           (Full Title of the Plan)


                                  ROHR, INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-2098
                   (Address of principal executive offices)
                                (619) 691-4111
                                (Telephone No.)


================================================================================

THE PRETAX SAVINGS PLAN FOR THE
SALARIED EMPLOYEES OF ROHR, INC.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF JULY 31, 1995 AND 1994
  AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                             2

  Statements of Changes in Net Assets Available for Benefits                 3-5

  Notes to Financial Statements                                             6-10

SCHEDULE AS OF JULY 31, 1995 PROVIDED IN COMPLIANCE WITH
  THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
  REPORTING AND DISCLOSURES UNDER THE EMPLOYEE RETIREMENT
  INCOME SECURITY ACT OF 1974:

  Item 27a - Schedule of Assets Held for Investment                          11

  Item 27d - Schedule of Series Reportable Transactions                      12

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Committee for the Administration of the Rohr, Inc. Savings Plans:

We have audited the accompanying statements of net assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") as of July 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of July 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

November 3, 1995

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1995 AND 1994
--------------------------------------------------------------------------------

                                                          1995          1994
INVESTMENTS, AT FAIR VALUE (Note 3):
  Fidelity Growth and Income Portfolio               $ 41,704,616
  Fidelity Magellan Fund                               30,602,227
  Fidelity Asset Manager Fund                          22,044,178
  Fidelity Short-term Bond Portfolio                   20,905,907
  Fidelity Asset Manager Growth Fund                   13,000,518
  Fidelity Disciplined Equity Fund                     12,791,246
  Rohr Stock Fund                                      12,375,768
  Fidelity Retirement Money Market Portfolio            8,646,607
  Fidelity Asset Manager Income Fund                    7,366,162
  Fidelity Overseas Fund                                6,993,239
                                                     ------------   ------------

Investments in Master Trust Funds                                   $149,420,904

Investment in Rohr Legend Stock                                        1,450,265
                                                     ------------   ------------

        Total investments                             176,430,468    150,871,169

PARTICIPANT LOANS RECEIVABLE                            9,034,057      9,420,924
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                    $185,464,525   $160,292,093
                                                     ============   ============

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1995
--------------------------------------------------------------------------------

                                                                                            FIDELITY
                                                               CAPITAL          ROHR        GROWTH &
                                                 EQUITY      ACCUMULATION      LEGEND        INCOME
                                                  FUND          FUND            STOCK       PORTFOLIO
ADDITIONS:
  Contributions:
    Employees                                 $    943,577   $    758,800                 $  1,670,329
    Employer                                        (1,313)        (1,763)                     464,754
                                              ------------   ------------                 ------------

                                                   942,264        757,037                    2,135,083

INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                 (1,837,292)    (1,631,493)  $   270,412   $  7,927,257
Dividends                                          899,369                                   2,095,792
Interest                                           100,146      1,500,009                       11,892
Principal payments on loans                        723,123        607,555                      522,195
Interest payments on loans                          80,464         68,015             0         83,907
                                              ------------   ------------   -----------   ------------

                                                   (34,190)       544,086       270,412     10,641,043
                                              ------------   ------------   -----------   ------------

                                                   908,074      1,301,123       270,412     12,776,126
                                              ------------   ------------   -----------   ------------

DEDUCTIONS:
  Withdrawals and benefit payments               4,453,509      3,918,204       145,518      2,342,708
  Administrative expenses                          210,203        111,633                       83,202
  Loan disbursements                               517,221        868,072             0        468,268
                                              ------------   ------------   -----------   ------------

                                                 5,180,753      4,897,909       145,518      2,894,278

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFER                            (4,272,679)    (3,596,786)      124,894      9,881,848
INTERFUND TRANSFERS                                675,169       (675,090)   (1,575,159)   (42,774,587)
                                              ------------   ------------   -----------   ------------

NET INCREASE (DECREASE)                         (3,597,510)    (4,271,876)   (1,450,265)   (32,892,739)
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                             78,142,178     67,283,363     1,450,265
NET INCREASE (DECREASE) DUE TO TRANSFER
  TO FIDELITY (Note 1)                         (74,544,668)   (63,011,487)                  74,544,668
NET INCREASE DUE TO TRANSFER FROM HTA
  (Note 1)                                                                                      52,687
NET INCREASE DUE TO TRANSFER FROM ESOP
  (Note 1)
                                              ------------   ------------   -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                 $          0   $          0   $         0   $ 41,704,616
                                              ============   ============   ===========   ============

                                                                          FIDELITY
                                                FIDELITY     FIDELITY       ASSET
                                                MAGELLAN     OVERSEAS      MANAGER
                                                  FUND         FUND         FUND
ADDITIONS:
  Contributions:
    Employees                                 $ 1,443,853   $  450,905   $   973,365
    Employer                                      408,947      122,480       276,766
                                              -----------   ----------   -----------

                                                1,852,800      573,385     1,250,131

INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                 6,218,811      702,350     2,039,645
Dividends                                          94,561          392       272,788
Interest                                              584          185           474
Principal payments on loans                       355,353       99,034       255,268
Interest payments on loans                         61,065       17,007        31,607
                                              -----------   ----------   -----------

                                                6,730,374      819,148     2,559,782
                                              -----------   ----------   -----------

                                                8,583,174    1,392,533     3,849,913
                                              -----------   ----------   -----------

DEDUCTIONS:
  Withdrawals and benefit payments                712,227      180,415     1,153,766
  Administrative expenses                           7,600        1,763         7,632
  Loan disbursements                              509,142       94,085       281,399
                                              -----------   ----------   -----------

                                                1,228,969      276,263     1,442,797

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFER                            7,354,205    1,116,270     2,407,116
INTERFUND TRANSFERS                            23,248,022    5,876,969    19,534,802
                                              -----------   ----------   -----------

NET INCREASE (DECREASE)                        30,602,227    6,993,239    21,941,918
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR
NET INCREASE (DECREASE) DUE TO TRANSFER
  TO FIDELITY (Note 1)
NET INCREASE DUE TO TRANSFER FROM HTA
  (Note 1)                                                                   102,260
NET INCREASE DUE TO TRANSFER FROM ESOP
  (Note 1)
                                              -----------   ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                 $30,602,227   $6,993,239   $22,044,178
                                              ===========   ==========   ===========

See notes to financial statements.

--------------------------------------------------------------------------------

                                                              FIDELITY      FIDELITY
                                               FIDELILTY       ASSET         ASSET
                                              DISCIPLINED     MANAGER       MANAGER       ROHR
                                                EQUITY        GROWTH        INCOME        STOCK
                                                 FUND          FUND          FUND         FUND
ADDITIONS:
  Contributions:
    Employees                                 $   651,172   $   736,360   $  262,591   $    76,045
    Employer                                      169,554       206,515       74,628       675,227
                                              -----------   -----------   ----------   -----------

                                                  820,726       942,875      337,219       751,272

INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                 2,169,114     1,699,161      519,979     3,371,867
Dividends                                                         1,101      109,877
Interest                                              253           362          148         2,111
Principal payments on loans                       160,988       206,312       82,968        40,746
Interest payments on loans                         24,011        29,460        9,657         8,375
                                              -----------   -----------   ----------   -----------

                                                2,354,366     1,936,396      722,629     3,423,099
                                              -----------   -----------   ----------   -----------

                                                3,175,092     2,879,271    1,059,848     4,174,371
                                              -----------   -----------   ----------   -----------

DEDUCTIONS:
  Withdrawals and benefit payments                237,123       312,162      459,497       903,990
  Administrative expenses                           3,995         4,509        2,831        13,263
  Loan disbursements                              158,432       201,122       84,075        56,322
                                              -----------   -----------   ----------   -----------

                                                  399,550       517,793      546,403       973,575

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFER                            2,775,542     2,361,478      513,445     3,200,796
INTERFUND TRANSFERS                             9,882,527    10,639,040    6,852,717     2,161,343
                                              -----------   -----------   ----------   -----------
NET INCREASE (DECREASE)                        12,658,069    13,000,518    7,366,162     5,362,139
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                      3,995,363
NET INCREASE (DECREASE) DUE TO TRANSFER
  TO FIDELITY (Note 1)
NET INCREASE DUE TO TRANSFER FROM HTA
  (Note 1)                                        133,177
NET INCREASE DUE TO TRANSFER FROM ESOP
  (Note 1)                                                                               3,018,266
                                              -----------   -----------   ----------   -----------
NET ASSETS  AVAILABLE FOR BENEFITS,
  END OF YEAR                                 $12,791,246   $13,000,518   $7,366,162   $12,375,768
                                              ===========   ===========   ==========   ===========

                                                              FIDELITY
                                                FIDELITY     RETIREMENT
                                               SHORT-TERM      MONEY      PARTICIPANT
                                                  BOND        MARKET        LOANS
                                               PORTFOLIO     PORTFOLIO    RECEIVABLE       TOTAL
ADDITIONS:
  Contributions:
    Employees                                 $    921,082   $  315,259                 $  9,203,338
    Employer                                       276,840      108,039                    2,780,674
                                              ------------   ----------   -----------   ------------
                                                 1,197,922      423,298                   11,984,012

INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                 (1,057,431)                               20,392,560
Dividends                                        1,400,304      224,818                    5,099,002
Interest                                           (33,877)      (3,569)                   1,578,718
Principal payments on loans                        352,904      110,888   $(3,517,334)
Interest payments on loans                          49,489       10,782                      473,839
                                              ------------   ----------   -----------   ------------

                                                   711,389      342,919    (3,517,334)    27,544,119
                                              ------------   ----------   -----------   ------------

                                                 1,909,311      766,217    (3,517,334)    39,528,131
                                              ------------   ----------   -----------   ------------

DEDUCTIONS:
  Withdrawals and benefit payments               1,790,262      488,804       479,426     17,577,611
  Administrative expenses                           24,395        4,950                      475,896
  Loan disbursements                               270,009      101,746    (3,609,893)
                                              ------------   ----------   -----------   ------------

                                                 2,084,666      595,500    (3,130,467)    18,053,507

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFER                              (175,355)     170,717      (386,867)    21,474,624
INTERFUND TRANSFERS                            (41,930,225)   8,084,472
                                              ------------   ----------   -----------   ------------

NET INCREASE (DECREASE)                        (42,105,580)   8,225,189      (386,867)    21,474,624
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                         9,420,924    160,292,093
NET INCREASE (DECREASE) DUE TO TRANSFER
  TO FIDELITY (Note 1)                          63,011,487
NET INCREASE DUE TO TRANSFER FROM HTA
  (Note 1)                                                      391,418                      679,542
NET INCREASE DUE TO TRANSFER FROM ESOP
  (Note 1)                                                                                 3,018,266
                                              ------------   ----------   -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                 $ 20,905,907   $8,646,607   $ 9,034,057   $185,464,525
                                              ============   ==========   ===========   ============

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1994
--------------------------------------------------------------------------------

                                                      CAPITAL          ROHR         ROHR      PARTICIPANT
                                        EQUITY      ACCUMULATION       STOCK       LEGEND        LOAN
                                         FUND           FUND           FUND         STOCK     RECEIVABLE       TOTAL
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                   $78,820,290   $ 79,542,526    $ 1,616,397   $1,763,209   $12,201,522  $173,943,944

ADDITIONS:
  Contributions:
    Employees                           5,796,525      5,371,655                                              11,168,180
    Employer                                                          1,499,422                                1,499,422
                                      -----------   ------------     ----------   ----------   -----------  ------------

                                        5,796,525      5,371,655      1,499,422                               12,667,602

  Plan interest in Master Trust
    investment income:
    Net appreciation (depreciation)
      in fair value of investments      1,239,032     (3,219,987)       896,221                               (1,084,734)
    Dividends                           2,939,865                                                              2,939,865
    Interest                              156,307      4,771,113          2,491                                4,929,911
                                      -----------   ------------     ----------  ----------   -----------   ------------

                                        4,335,204      1,551,126        898,712                                 6,785,042

  Net appreciation in fair value of
    investments                                                                     391,138                      391,138
  Interest income                                                                                 480,880        480,880
                                      -----------   ------------     ----------  ----------   -----------   ------------

                                       10,131,729      6,992,781     2,398,134      391,138       480,880     20,324,662

DEDUCTIONS:
  Withdrawals and benefit payments     13,472,027     15,540,421         4,737      704,082     3,485,558     33,206,825
  Administrative expenses                 476,811        278,446        14,431                                   769,688
                                      -----------   ------------    ----------   ----------   -----------   ------------

                                       13,948,838     15,818,867        19,168      704,082     3,485,558     33,976,513
                                      -----------   ------------    ----------   ----------   -----------   ------------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                  (3,817,109)    (8,896,086)    2,378,966     (312,944)   (3,004,678)   (13,651,851)
INTERFUND TRANSFERS                     3,138,997     (3,363,077)                                 224,080
                                      -----------   ------------    ----------   ----------   -----------   ------------

NET INCREASE (DECREASE)                  (678,112)   (12,259,163)    2,378,966     (312,944)   (2,780,598)   (13,651,851)
                                      -----------   ------------    ----------   ----------   -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $78,142,178   $ 67,283,363    $3,995,363   $1,450,265   $ 9,420,924   $160,292,093
                                      ===========   ============    ==========   ==========   ===========   ============

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1995 AND 1994
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General - The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective August 1, 1983, the Plan was amended and restated to incorporate the requirements for a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and redesignated as The Pretax Savings Plan for the Salaried Employees of Rohr, Inc.

     Effective December 1, 1994, the underlying assets of the Plan were transferred from Mellon Trust to Fidelity Management Trust Company. The market values of investment held by Mellon Trust at November 30, 1994 have become the cost basis for the Plan's assets as held by Fidelity, except for the Rohr Stock Fund which was transferred at its original cost basis.

     Effective December 1, 1994, all Rohr, Inc. Salaried Employee Stock Ownership (ESOP) investment balances were merged into the Pretax Savings Plan for the Salaried Employees of Rohr, Inc.

     Effective January 19, 1995, all HTA Savings Plan investment balances were merged into the Pretax Savings Plan for the Salaried Employees of Rohr, Inc.

     Purpose of the Plan - The purposes of the Plan are to provide Eligible Employees with the opportunity to accumulate personal savings on a pretax and post tax basis with the Company's assistance and to permit Participants to direct investment of their savings among a broad spectrum of investment funds, including a Rohr, Inc. stock fund, which shall be held for their benefit in the Plan.

     Participation in the Plan - Employees of the Company are eligible to participate in the Plan upon hire and part-time or temporary employees may participate if they work more than 1,000 hours per year. Employees need not be represented by a labor organization to be eligible. Prior to December 1, 1994, employees of the Company were eligible to participate in the Plan if they: (1) are actively employed on the last business day of the Plan year in which they were employed and (2) were represented by a labor organization which had signed an agreement making this Plan applicable to such person or (3) were not represented by a labor organization or (4) were temporary employees who had worked 1,000 hours or more during the plan year.

     Contributions under the Plan - Participants may make pretax or post tax contributions up to 17% of their gross pay. Contributions by highly-compensated employees are limited to 11% of their gross pay. The Company contributes to each participating employee's account an amount equal to 75% of the first 4% saved before taxes. Prior to December 1, 1994, employees contributed up to 18% of their compensation into the Plan through payroll deductions. The Company contributed to each participating employee's account, an amount equal to 25% of the first 5% of the participant's contribution, not to exceed 1-1/4% of the participant's annual compensation. The maximum employee contributions (which are limited by Internal Revenue Service regulations) for calendar years 1995 and 1994 were $9,240.

     Investment Funds Included Within the Plan - Participating employees may invest their savings in any combination of the following funds:

          The Fidelity Retirement Money Market Portfolio - A portfolio invested in short-term money market securities with maturities less than 90 days.

          The Fidelity Short-Term Bond Portfolio - A portfolio invested primarily in investment grade debt securities.

          The Fidelity Growth and Income Portfolio - A portfolio invested in a combination of U.S. and foreign stocks and debt securities.

          The Fidelity Magellan Fund - A fund invested in the stocks of both well-known and lesser known companies.

          The Fidelity Disciplined Equity Fund - A fund invested in a broad array of stocks.

          The Fidelity Overseas Fund - A fund investing in the stocks of primarily foreign companies.

          The Fidelity Asset Manager Funds - These three funds invest in a combination of foreign and domestic stocks, bonds and short-term securities.

          The Rohr Stock Fund - A fund invested in the common stock of the Company.

     Prior to December 1, 1994 and under the Mellon Trust, each participating employee had the option of electing to invest: (1) 100% in either the Capital Accumulation Fund or the Equity Fund or (2) 50% in each fund. The Capital Accumulation Fund is invested in fixed income debt obligations of unaffiliated issuers. The Equity Fund is invested in a diversified portfolio of equity and/or debt securities of unaffiliated issuers. No further employee contributions may be invested in Company securities, which were designated as the Rohr Stock Fund. The Company's contribution from March to October of 1992 was made in Rohr Legend Stock (excluding Hagerstown union employees) which was restricted for trading for a two year period. Beginning in October 1992 (February 1993 for Hagerstown union employees), Company contributions were made in cash which was used by the trustee to purchase Rohr common stock.

     Vesting Provisions of the Plan - The participants cumulatively vest 20% in the Company's contributions for each year in which they work 1,000 hours, up to 100%. Participants who were active on January 1, 1995 became 100% vested.

     Withdrawals under the Plan - Under the Plan, a participating employee or his legal successors will be entitled to a cash distribution of the vested value of the investments held in his account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or any other reason. Participants separating from service for whatever reason, have the option of deferring distribution of savings until age 70-1/2. Rohr Stock Fund distributions may be paid in shares, with residual amounts (fractional shares) paid in cash. After December 1, 1994 distributions are paid in cash unless stock is requested.

     The Plan does not reflect as liabilities amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid. Such withdrawals payable amounted to $0 and $3,907,638 at July 31, 1995 and 1994, respectively.

     A participant may withdraw, not more than once each Plan year, an amount equal to all or a portion of the value of the investments held in the participant's account attributable to the participant's post tax and rollover contributions, and the value of the investments attributable to that portion of the Company's contributions that has become vested and is greater than two years old unless the participant has been in the Plan five years.

     Withdrawals by participants must be made of all withdrawal amounts in each available category below (listed in descending order) before amounts in the next following category may be withdrawn:

     1.   Participant Post Tax Contributions Account

     2.   Rollover Account; and

     3.   Company Matching Account

     Prior to December 1, 1994, withdrawals by participants were made of all withdrawal amounts in each available category below (listed in descending order) before amounts in the next following category were withdrawn:

     1.   Participant contributions prior to August 1, 1983;

     2.   Company contributions prior to August 1, 1983;

     3.   Company contributions after July 31, 1983;

     4.   Rollover account.

     Prior to age 59-1/2 participants are allowed to make withdrawals from their pretax contributions made after July 31, 1983 on a hardship basis only.

     Withdrawals are subject to the following conditions:

     1. A partial withdrawal must be at least $100 and any additional amount must be in increments of $50.

     2. An employee may not contribute more than 5% of his compensation to the Plan until 6 months after the last day of the month in which the notice of withdrawal is approved. Effective December 1, 1994 an employee may not contribute to the plan until 12 months after the hardship withdrawal is approved.

     3. All Company contributions made prior to August 1, 1983 are fully vested and may be withdrawn. Any withdrawal attributable to contributions made by the Company after August 1, 1983 shall be restricted to the vested portion which has been held in such account for at least two years, unless the participant has been in the Plan for 60 months, in which case the participant may withdraw all contributions made by the Company after August 1, 1983.

     4. A participant may make a hardship withdrawal of his pre-tax contributions, if such withdrawal is approved by the administering committee as required to relieve financial hardship caused by such matters as illness or disability to the employee or a dependent member of his immediate family, or a situation beyond the employee's control involving serious financial loss.

     Forfeiture of Interest under the Plan - Upon a participant's or past participant's separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant's account.

     All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

     Termination of the Plan - The Company expects the Plan to be permanent and continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, Rohr, Inc. must necessarily and does hereby reserve the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The Plan's financial statements are prepared on the accrual basis of accounting. Plan investments are stated at fair value. Fair values were determined by valuing securities at either closing prices on national stock exchanges or at the average of bid and ask quotations for those securities traded in the over-the-counter market.

3.   INVESTMENTS

     Rohr, Inc. had established Master Trust Funds to provide a medium for the commingling for investment purposes of assets held in trust by Mellon Bank, N.A. under various employee benefit plans qualified under the Internal Revenue Code and maintained by the Company.

     The fair value of the Plan's investments in net assets of the Master Trust Funds and the Plan's interest in each fund as of July 31, 1994 were as follows:

                                                                CAPITAL        ROHR
                                                  EQUITY     ACCUMULATION      STOCK
     JULY 31, 1994                                 FUND          FUND          FUND         TOTAL
     Plan's interest                              24.72%        88.34%        88.32%        37.65%

     Common stock                              $69,792,309                  $3,994,107   $ 73,786,416
     Preferred stock                             2,751,490                                  2,751,490
     United States government securities                     $59,656,289                   59,656,289
     Corporate obligations                              74                                         74
     Cash and cash equivalents                   6,219,681     6,474,107       101,920     12,795,708
     Other assets, net of liabilities             (621,376)    1,152,967      (100,664)       430,927
                                               -----------   -----------    ----------   ------------

     Plan's investment                         $78,142,178   $67,283,363    $3,995,363   $149,420,904
                                               ===========   ===========    ==========   ============

     On December 1, 1994, all assets of the Plan were transferred to Fidelity and invested in Fidelity managed mutual funds (see Note 1).

     The Plan's interest in the Rohr Stock Fund represents 832,693 shares and 347,314 shares of Rohr, Inc. common stock as of July 31, 1995 and 1994, respectively.

4.   PARTICIPANT LOANS RECEIVABLE

     Participant loans receivable consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4-1/2 years and provide fixed interest rates based upon federal short-term rates (5.81% and 5.49% at July 31, 1995 and 1994). Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon Federal long-term rates (6.56% and 7.22% at July 31, 1995 and 1994). Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal weekly or bi-weekly installments through payroll deductions.

5.   TAX STATUS

     The Company has obtained a determination letter and has filed for exempt status for the amended plan from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the Code.

6.   PARTICIPANT UNITS AND UNIT VALUES

     The ending monthly participant units and unit values for the year ended July 31, 1995 and 1994 were as follows:

                                                        CAPITAL
                             EQUITY FUND           ACCUMULATION FUND             ROHR FUND
                       ----------------------   -----------------------   ----------------------
     1994                UNITS     UNIT VALUE     UNITS      UNIT VALUE     UNITS     UNIT VALUE
     August, 1993      2,251,141    $ 9.78      18,193,624     $4.37      3,055,702     $1.11
     September         8,054,748      9.75      18,161,568      4.38      2,816,402      1.08
     October           7,961,878      9.92      17,957,952      4.39      2,868,256      1.16
     November          7,787,072      9.84      17,449,494      4.39      2,918,933      1.32
     December          7,844,814     10.02      16,986,073      4.40      2,919,257      1.64
     January, 1994     7,915,992     10.43      17,020,020      4.43      3,003,960      1.58
     February          7,943,660     10.12      16,809,393      4.39      3,045,568      1.48
     March             7,719,112      9.60      15,793,435      4.36      2,999,581      1.35
     April             7,676,866      9.76      15,648,901      4.34      3,046,382      1.28
     May               7,732,626      9.86      15,676,213      4.35      3,100,623      1.39
     June              7,765,250      9.68      15,556,658      4.35      3,321,411      1.53
     July              7,841,506      9.97      15,311,509      4.39      3,241,164      1.68

                                                        CAPITAL
                             EQUITY FUND           ACCUMULATION FUND             ROHR FUND
                       ----------------------   -----------------------   ----------------------
     1995                UNITS     UNIT VALUE     UNITS      UNIT VALUE     UNITS     UNIT VALUE
     August, 1994      7,683,406     $10.35     14,723,518     $4.40      3,180,280     $1.51
     September         7,624,954      10.13     14,639,409      4.38      3,219,586      1.34
     October           7,562,633      10.20     14,595,317      4.39      3,271,439      1.33
     November          7,533,390       9.81     14,308,576      4.37      3,311,836      1.33

     Plan investments were not unitized effective December 1, 1994. As such, ending monthly participant units and unit values for periods subsequent to November 1994 are not presented.

                                    ******

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF JULY 31, 1995
--------------------------------------------------------------------------------

                                              PLAN'S INVESTMENT   PLAN'S INVESTMENT
                   FUND                            AT COST          AT FAIR VALUE
Fidelity Growth and Income                      $ 35,646,076        $ 41,704,616
Fidelity Magellan                                 24,637,636          30,602,227
Fidelity Short-Term Bond Portfolio                20,899,473          20,905,907
Fidelity Asset Manager                            20,163,474          22,044,178
Fidelity Asset Manager: Growth                    11,431,132          13,000,518
Fidelity Disciplined Equity                       10,752,007          12,791,246
Fidelity Retirement Money Market Portfolio         8,646,607           8,646,607
Fidelity Asset Manager: Income                     6,889,354           7,366,162
Fidelity Overseas                                  6,334,437           6,993,239
Rohr Stock                                         4,509,608          12,375,768
                                                ------------        ------------

Total assets held for investment                $149,909,804        $176,430,468
                                                ============        ============

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

ITEM 27d - SCHEDULE OF SERIES REPORTABLE TRANSACTIONS
YEAR ENDED JULY 31, 1995
--------------------------------------------------------------------------------

                                                                                         CURRENT VALUE
                                                                                          OF ASSET ON
    IDENTITY OF               DESCRIPTION OF     PURCHASE      SELLING       COST OF      TRANSACTION      NET GAIN
   PARTY INVOLVED                 ASSETS          PRICE         PRICE         ASSET          DATE          (LOSS)
Rohr Stock                     Mutual Fund     $14,779,050
Rohr Stock                     Mutual Fund                   $ 1,495,460   $ 1,910,200    $ 1,495,460    $  (414,740)

Magellan                       Mutual Fund      27,821,396
Magellan                       Mutual Fund                     3,437,981     3,183,760      3,437,981        254,221

Growth and Income              Mutual Fund      86,137,214
Growth and Income              Mutual Fund                    52,358,855    50,490,138     52,358,855      1,868,717

Overseas                       Mutual Fund       8,232,900
Overseas                       Mutual Fund                     1,942,191     1,898,463      1,942,191         43,728

Asset Manager                  Mutual Fund      23,902,162
Asset Manager                  Mutual Fund                     3,897,631     3,738,689      3,897,631        158,942

Disciplined Equity             Mutual Fund      12,499,462
Disciplined Equity             Mutual Fund                     1,877,330     1,747,455      1,877,330        129,875

Asset Manager:Growth           Mutual Fund      14,017,050
Asset Manager:Growth           Mutual Fund                     2,715,693     2,585,917      2,715,693        129,776

Asset Manager:Income           Mutual Fund       8,118,298
Asset Manager:Income           Mutual Fund                     1,272,117     1,228,944      1,272,117         43,173

Short Term Bond                Mutual Fund      67,908,609
Short Term Bond                Mutual Fund                    45,911,393    46,975,258     45,911,393     (1,063,865)

Retirement Money Market        Mutual Fund      13,525,318
Retirement Money Market        Mutual Fund                     4,875,141     4,875,141      4,875,141              0

                                   Signature


      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                         PRETAX SAVINGS FOR THE
                                         SALARIED EMPLOYEES OF ROHR, INC.
                                         (Amended and Restated 1994)


                                         By: /s/ A.L. MAJORS
                                            --------------------------------
                                            A.L. Majors, Chairman
                                            Administrative Committee for the
                                            Pretax Savings Plan for the
                                            Salaried Employees of
                                            Rohr, Inc.
                                            (Amended and Restated 1994)


Date: January 18, 1996


                                      13